Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 15, 2017 (except Note 3, as to which the date is May 24, 2017 and Notes 24 and 26, as to which the date is June 23, 2017) with respect to the consolidated financial statements of Hilton Worldwide Holdings Inc., in the Registration Statement and the related Prospectus of Hilton Domestic Operating Company Inc., Hilton Worldwide Finance LLC and Hilton Worldwide Finance Corp. for the registration of $1,000,000,000 of 4.250% Senior Notes due 2024, $900,000,000 of 4.625% Senior Notes due 2025 and $600,000,000 of 4.875% Senior Notes due 2027.

/s/ Ernst & Young LLP

Tysons, Virginia

June 23, 2017